UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RYB Education, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G77305 103

(CUSIP Number)

Ascendent Capital Partners II, L.P.

Suite 1609, 16/F, Jardine House

1 Connaught Place, Central

Hong Kong.

Attention: Liang Meng

Tel: +852 2165-9008

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G77305 103	13D

1	Names of Reporting Persons Ascendent Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,544,743
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,544,743
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.3%
14	Type of Reporting Person (See Instructions) LP

CUSIP No.	G77305 103	13D

1	Names of Reporting Persons Ascendent Rainbow (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,544,743
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,544,743
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	G77305 103	13D

1	Names of Reporting Persons Ascendent Capital Partners II GP., L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,544,743
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,544,743
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.3%
14	Type of Reporting Person (See Instructions) LP

CUSIP No.	G77305 103	13D

1	Names of Reporting Persons Ascendent Capital Partners II GP Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,544,743
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,544,743
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	G77305 103	13D

1	Names of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,544,743
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,544,743
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	G77305 103	13D

1	Names of Reporting Persons Kevin Yi Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,544,743
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,544,743
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,743
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	G77305 103	13D

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), of RYB Education, Inc. (the “Issuer”), an exempted company with limited liability organized under the laws of the Cayman Islands. The principal executive offices of the Issuer are located at 4/F, No. 29 Building, Fangguyan Section 1, Fangzhuang, Fengtai District, Beijing 100078, the People’s Republic of China.

Item 2. Identity and Background.

(a), (f) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Ascendent Rainbow (Cayman) Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“Ascendent”), ; (ii) Ascendent Capital Partners II, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“ACP II LP”), (iii) Ascendent Capital Partners II GP., L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“ACP II GP LP”), (iv) Ascendent Capital Partners II GP Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“ACP II GP”), (v) Liang Meng, a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China, and (vi) Kevin Yi Zhang, a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Ascendent is wholly owned by ACP II LP, whose general partner is ACP II GP LP. The general partner of ACP II GP LP is ACP II GP. Each of Liang Meng and Kevin Yi Zhang is a director of, and owner of 50% equity interests in, ACP II GP.

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Ascendent and ACP II GP are set forth on Schedule A hereto, and are incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons and each of the persons listed on Schedule A hereto are located at Suite 1609, 16/F., Jardine House, 1 Connaught Place, Central, Hong Kong.

(c) The principal business of each of Ascendent and ACP II LP is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of ACP II GP LP is to serve as the general partner of ACP II LP. The principal business of ACP II GP is to serve as the general partner of ACP II GP LP. The principal occupation or employment of each of Liang Meng and Kevin Yi Zhang is the founding managing partner of Ascendent Capital Partners (Asia) Limited and the owner of 50% equity interests in ACP II GP.

(d), (e) During the last five years, none of the Reporting Persons and the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	G77305 103	13D

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate number of Class A Ordinary Shares beneficially owned by the Reporting Persons is 8,544,743, consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), for which an aggregate consideration of US$48.35 million has been paid. Each Class B Ordinary Share is convertible at any time by the holder thereof into one Class A Ordinary Share. The source of the funds used to purchase the Ordinary Shares described above is capital contributions by the limited partners of ACP II LP.

In November 2015, pursuant to the Note Purchase Agreement, dated as of October 18, 2015, by and among RYB Education Limited, Ascendent and other parties thereto (the “Note Purchase Agreement”), which is attached to this Statement as Exhibit 99.2, Ascendent acquired a secured exchangeable redeemable note in the principal amount of US$51.7 million (the “Exchangeable Note”), the form of which is attached as Exhibit 1 to Exhibit 99.2 to this Statement, from RYB Education Limited. The Exchangeable Note is exchangeable at the option of Ascendent into a number of ordinary shares of the Issuer.

In August 2017, RYB Education redeemed US$3.35 million of the principal amount under the Exchangeable Note. The remaining balance of US$48.35 million under the Exchangeable Note has been automatically exchanged into 8,083,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares immediately before the completion of the Issuer’s initial public offering on September 29, 2017 (the “IPO”), pursuant to the Exchangeable Note and a supplemental adjustment arrangement, which is attached to this Statement as Exhibit 99.3, agreed between Ascendent and RYB Education Limited.

Item 4. Purpose of Transaction.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire. In addition, the Reporting Persons may engage in discussions with the management and board of directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No.	G77305 103	13D

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon the 29,213,801 Ordinary Shares (being the sum of 22,264,660 Class A Ordinary Shares and 6,949,141 Class B Ordinary Shares). The Reporting Persons may be deemed to beneficially own an aggregate of 8,544,743 Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Ascendent is the record holder of 8,544,743 Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

ACP II LP, as the sole shareholder of Ascendent, may be deemed to beneficially own 8,544,743 Class A Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

ACP II GP LP, as the general partner of ACP II LP, may be deemed to beneficially own 8,544,743 Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

ACP II GP, as the general partner of ACP II GP LP, may be deemed to beneficially own 8,544,743 Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

Liang Meng, who is a director of, and holds 50% of equity interests in, ACP II GP, may be deemed to beneficially own 8,544,743 Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

Kevin Yi Zhang, who is a director of, and holds 50% of equity interests in, ACP II GP, may be deemed to beneficially own 8,544,743 Ordinary Shares (consisting of 5,713,612 Class A Ordinary Shares and 2,831,131 Class B Ordinary Shares that are convertible into the same number of Class A Ordinary Shares), which represents approximately 29.3% of the Issuer’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference in its entirety into this Item 5(b).

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

CUSIP No.	G77305 103	13D

(d) Except as disclosed in this Statement, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety into this Item 6.

Pursuant to the Registration Rights Agreement, dated as of September 13, 2017, by the between the Issuer and Ascendent (the “Registration Rights Agreement”), the Issuer has granted certain registration rights to Ascendent, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

In connection with the Issuer’s IPO, Ascendent, together with other existing shareholders and executive officers and directors of the Issuer, executed a lock-up letter, dated as of September 26, 2017 (the “Lock-up Letter”). Pursuant to the Lock-up Letter, Ascendent agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in the IPO, any ordinary shares or the American depositary shares (“ADSs”) representing the Issuer’s Class A Ordinary Shares, without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of the final prospectus relating to the IPO.

The description of the contracts, agreements, understandings or relationships does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full texts of the exhibits to this Statement, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of April 4, 2018, by and between Ascendent, ACP II LP, ACP II GP LP, ACP II GP, Liang Meng and Kevin Yi Zhang

99.2	Note Purchase Agreement, dated as of October 18, 2015, by and between RYB Education Limited, Ascendent and other parties thereto

99.3	Agreement regarding Adjustment of Exchange Shares under Exchangeable Notes, dated as of August 23, 2017, by and between RYB Education Limited and Ascendent.

CUSIP No.	G77305 103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018	Ascendent Rainbow (Cayman) Limited

	By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

Ascendent Capital Partners II, L.P.

By: Ascendent Capital Partners II GP, L.P.
By: Ascendent Capital Partners II GP Limited

	By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

Ascendent Capital Partners II GP, L.P.

By: Ascendent Capital Partners II GP Limited

	By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

Ascendent Capital Partners II GP Limited

	By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

Liang Meng

/s/ Liang Meng

Kevin Yi Zhang

/s/ Kevin Yi Zhang

CUSIP No.	G77305 103	13D

SCHEDULE A

Executive Officers and Director of Ascendent and ACP II GP

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Ascendent and ACP II GP are set forth below.

Ascendent

Name	Position	Present Principal Occupation or Employment	Citizenship
Directors:
Liang Meng	Director	Founding Managing Partner of Ascendent Capital Partners (Asia) Limited	Hong Kong
Executive Officers:
N/A

ACP II GP

Name	Position	Present Principal Occupation or Employment	Citizenship
Directors:
Liang Meng	Director	Founding Managing Partner of Ascendent Capital Partners (Asia) Limited	Hong Kong
Kevin Yi Zhang	Director	Founding Managing Partner of Ascendent Capital Partners (Asia) Limited	Hong Kong
Executive Officers:
N/A